Exhibit 11.2

AMENDED AND RESTATED

POLICIES AND PROCEDURES TO DETECT AND PREVENT INSIDER TRADING

GENERAL

The purchase or sale of the Company’s securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company's securities, is prohibited by the securities laws of the United States. Insider trading violations are pursued vigorously by the United States Securities and Exchange Commission (the “SEC”) (the “Regulators”). Nasdaq Stock Market and the Regulators investigate and are effective at detecting Insider Trading. While the Regulators concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, securities laws also impose potential liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent Insider Trading by company personnel.

The Securities Exchange Act of 1934, as amended, prohibits the misuse of material, nonpublic information. In order to avoid even the appearance of impropriety, Star Bulk Carriers Corp. (the “Company”) has instituted Policies and Procedures to Detect and Prevent Insider Trading (the “Insider Trading Policy”).

Although “Insider Trading” is not defined in securities laws, it is generally thought to be described as trading either personally or on behalf of others on the basis of material non-public information or communicating material non-public information to others in violation of the law.

The Company's Board of Directors has adopted this Amended and Restated Insider Trading Policy both to satisfy the Company's obligation to prevent Insider Trading and to help Company personnel avoid the severe consequences associated with violations of Insider Trading laws. The Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company (not just so-called Insiders). The Company has worked hard over the years to establish a reputation for integrity and ethical conduct, and we cannot afford to have that reputation damaged. It is your obligation to understand and comply with this Policy.

The Insider Trading Policy will be administered and supervised by the Company’s Insider Trading Compliance Officer. The Board of Directors has designated Mr. Simos Spyrou as the Company’s Insider Trading Compliance Officer (the “Compliance Officer”).

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WHOM DOES THE INSIDER TRADING POLICY COVER?

This Insider Trading Policy is applicable to the Company’s directors, officers and employees, and continues to apply following the termination of any such individual’s service to or employment with the Company until any material, nonpublic information possessed by such individual has become public or is no longer material. The same restrictions that apply to you also apply to your spouse, significant other, child, parent or other family member, in each case, living in the same household, and to any investment fund, trust, retirement plan, partnership, corporation or other entity over which you have the ability to influence or direct investment decisions concerning securities. You are responsible for ensuring compliance with this Insider Trading Policy by all such persons affiliated with you.

The Company forbids any Insider from trading, either for his or her personal account or on behalf of others, while in possession of material nonpublic information, or communicating material nonpublic information to others in violation of the law.

•	The Insider Trading Policy extends to each Insider’s activities within and outside his/her duties at the Company.
•	Each Insider must read and retain this Insider Trading Policy.
•	Failure to comply with the Insider Trading Policy may cause an employee to be subject to disciplinary action (see section “PENALTIES FOR INSIDER TRADING” below).

WHAT IS INSIDER TRADING?

The term “Insider Trading” generally is used to refer to trading while in possession of material nonpublic information (whether or not one is an “Insider”) and/or to communications of material nonpublic information to others. The law in this area is generally understood to prohibit, among other things:

•	trading in any of the Company’s securities by an Insider while in possession of material nonpublic information;
•	trading by a non-Insider while in possession of material nonpublic information, where the information either was disclosed to the non-Insider in violation of an Insider’s duty to keep it confidential or the information was misappropriated;
•	trading while in possession of material nonpublic information concerning a tender offer; and
wrongfully communicating, or “tipping,” material nonpublic information to others.

THE INSIDER CONCEPT

As a general guide for our directors, officers and employees, components of what amounts to “Insider Trading” are described below:

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Who is an Insider?

The concept of “Insider” is broad. It includes officers, directors, trustees, and employees of a company. In addition, a person can be a “temporary Insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary Insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of those organizations.

What information is material?

Trading on information that is “material” is prohibited. Information about the Company is “material” if it could reasonably be expected to affect the investment or voting decisions of a stockholder or investor, or if the disclosure of the information could reasonably be expected to significantly alter the total mix of information in the marketplace about the Company. In simple terms, material information is any type of information that could reasonably be expected to affect the market price of the Company’s securities. Both positive and negative information may be material. While it is not possible to identify all information that would be deemed “material,” the following items are types of information that should be considered carefully to determine whether they are material:

•	financial results;
•	projections of future earnings or losses, or any other earnings’ guidance;
•	information related to decisions by regulatory authorities regarding the Company;
•	potential restatements of the Company’s financial statements, changes in auditors or auditor notification that the Company may no longer rely on an auditor’s audit report;
•	pending or proposed mergers, tender offers, joint ventures;
•	pending or proposed acquisitions or dispositions of significant assets;
•	changes in senior management or the Board of Directors;
•	actual or threatened litigation or governmental investigations which would result to significant litigation exposure changes in dividend policy, declarations of stock splits, or public or private sales of additional securities;
•	new equity or debt offerings;
•	potential defaults under any credit agreements or indentures of the Company, or the existence of material liquidity deficiencies; and
•	bankruptcies or receiverships.

The SEC has stated that there is no fixed quantitative threshold amount for determining materiality, and that even very small quantitative changes can be qualitatively material if they would result in a movement in the price of the Company’s securities.

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What information is non-public?

Material information is “nonpublic” if it has not been disseminated in a manner making it available to investors generally. To show that information is public, it is necessary to point to some fact that establishes that the information has become publicly available, such as the filing of a report with the SEC, the distribution of a press release through a widely disseminated news or wire service, or by other means that are reasonably designed to provide broad public access. Before a person who possesses material, nonpublic information can trade, there also must be adequate time for the market as a whole to absorb the information that has been disclosed. For the purposes of this Insider Trading Policy, information will be considered public after the close of trading on the first full trading day following the Company’s public release of the information.

For example, if the Company announces material information of which you are aware before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Wednesday. However, if the Company announces this material information after trading begins on that Tuesday, the first time that you can buy or sell Company securities is the opening of the market on Thursday.

PENALTIES FOR INSIDER TRADING

Penalties for Insider Trading are severe both for the individuals involved as well as for their employers. A person can be subject to some or all of the penalties listed below, even if he or she does not personally benefit from the violation. Penalties may include:

•	Jail sentences for up to 20 years
•	Civil injunctions
•	Civil treble (3x) damages
•	Disgorgement of profits
•	Criminal fines of up to three times the profit gained or loss avoided, whether or not the person actually benefited, and
•	Fines for the employers or other controlling person of up to the greater of $1.0 million or three times the amount of the profit gained or loss avoided.

Clearly, it is in the Company’s and your best interests for the Company to put into place procedures to prevent improper trading by its Insiders.

PROCEDURES TO PREVENT INSIDER TRADING

The following procedures have been established to aid in the prevention of Insider Trading. Every Insider must follow these procedures or risk sanctions, including: dismissal, substantial personal liability and criminal penalties.

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Questions to Ask

Prior to trading in the Company’s shares, and if you think you may have material non-public information, ask yourself the following questions:

•	Is the information material? — Is this information that an investor would consider important in making an investment decision? Would you take it into account in deciding whether to buy or sell? Is this information that would affect the market price of the securities if generally disclosed?
•	Is the information non-public? — To whom has this information been provided? Has it been effectively communicated to the marketplace? Has enough time gone by?

Action Required

If you are at all uncertain as to whether any information you have is “inside information,” you must:

•	Immediately report the matter to the Compliance Officer;
•	Refrain from purchasing or selling the shares; and
•	Not communicate the information inside or outside the Company.

After the employee and the Compliance Officer have reviewed the issue and consulted with outside counsel to the extent appropriate, the Insider will be instructed as to whether he/she may trade and/or communicate that information.

Blackout Policy and Trading Window

To assure compliance with the Insider Trading Policy and applicable securities laws, the Company requires that all Insiders refrain from conducting transactions involving the purchase or sale of any of the Company’s tradable securities during the period commencing the latest of:

i)	Either the open of the Nasdaq Global Market one calendar month before the date of public disclosure of the financial results for a particular fiscal quarter or year
ii)	Or the open of the Nasdaq Global Market twenty calendar days after the end of the fiscal quarter for which the financial results are being prepared and continuing until the second business day following the date of public disclosure of these financial results (the “blackout” period).

Insiders are allowed to trade any of the Company’s tradable securities at any period, other than a “blackout” period (the “Trading Window”).

For example,

i)	if the Company intends to issue quarterly results post market close on November 25th, then the Trading Window closes on October 25th (or the first business day falling after October 25th) and then the Trading Window opens on November 27th (or the first business day falling after November 27th).
ii)	if the Company intends to issue quarterly results post market close on November 5th, then the Trading Window closes on October 20th (or the first business day falling after October

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20th) and then the Trading Window opens on November 7th (or the first business day falling after November 7th).

In addition, from time to time material non-public information regarding the Company may be pending. While such information is pending, the Company may impose a special “blackout” period during which the same prohibitions and recommendations shall apply.

Remember: Even during the Trading Window, any person possessing material non-public information concerning the Company, should not engage in any transactions in Company shares until such information has been made public and absorbed by the market.

Pre-Clearance of Trades

All Insiders must refrain from trading in Company shares, even during the Trading Window, without first complying with the Company’s “pre-clearance” process. Each such person should contact the Compliance Officer prior to commencing any trade. The Compliance Officer will consult as necessary with senior management and/or outside counsel to the Company before clearing any proposed trade.

Coverage

The Insider Trading Policy applies not only to Company shares, but also any other securities issued by the Company.

QUESTIONS OR CONCERNS

Any questions or concerns regarding the Company’s Policies and Procedures to detect and prevent Insider Trading should be directed to the Compliance Officer, or, if such questions or concerns involve the Compliance Officer to the Company’s President or to the General Counsel. The President or the General Counsel will review the Compliance Officer’s personal trading activity.

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Addendum A

INSIDER TRADING POLICIES AND PROCEDURES CERTIFICATION FORM

I have recently read and reviewed Star Bulk Carriers Corp.’s Amended and Restated Policies and Procedures to Detect and Prevent Insider Trading and the penalties for non-compliance. I understand such policies and procedures and recognize that for as long as I am subject to them, I will comply.

CERTIFIED BY:
NAME:
(PRINT)
SIGNATURE
DATE